

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2020

Peter Pizzino
President
Wearable Health Solutions, Inc.
2300 Yonge Street, Suite 1600
Toronto, Ontario, Canada M4P1E4

> **Re: Wearable Health Solutions, Inc.**
> **Offering Statement on Form 1-A**
> **Filed September 11, 2020**
> **File No. 24-11316**

Dear Mr. Pizzino:

We have reviewed your offering statement and do not have any comments.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements before qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

You may contact Effie Simpson, Staff Accountant, at (202) 551-3346 or Jean C. Yu, Assistant Chief Accountant, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Geoffrey D. Kruczek, Senior Counsel, at (202) 551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Andrew T.E. Coldicutt, Esq,.